MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas December 17th, 2003

03045322

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, September 22, 2003.

CITIZEN

PRESIDENT AND OTHER MEMBERS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

YOUR OFFICE

DEAR SIRS:

I, JUAN ANTONIO LOVERA, A VENEZUELAN CITIZEN, OF LEGAL AGE, DOMICILED IN CARACAS, ADMINISTRATOR BY PROFESSION, BEARER OF IDENTITY CARD No. 5534882, ACTING IN REPRESENTATION OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., A TRADING COMPANY DOMICILED IN THE CITY OF CARACAS, REGISTERED WITH THE COMMERCIAL REGISTRY IN CHARGE OF THE FORMER COURT OF FIRST INSTANCE IN COMMERCIAL MATTERS OF THE FEDERAL DISTRICT AS OF MARCH 31, 1950 UNDER NUMBER 379, VOLUME 1-B (FILE No.3251), ITS LAST AMENDMENT TO THE BY-LAWS WAS REGISTERED WITH THE FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE FEDERAL DISTRICT AND MIRANDA STATE AS OF JULY 14, 1999 UNDER No.35 VOLUME 141-A-PRO, DULY AUTHORIZED FOR THIS ACT BY THE BOARD OF DIRECTORS OF THE COMPANY IN ITS MEETING OF JUNE 27, 2003 DO HEREBY REQUIRE ON

BEHALF OF MY PRINCIPAL AUTHORIZATION TO MAKE PUBLIC OFFER OF COMMERCIAL PAPERS UP TO AN AMOUNT OF EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00).

LIKEWISE, I DO HEREBY REQUEST REGISTRATION WITH THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF THE GENERAL SHAREHOLDERS' MEETING HELD ON APRIL 25, 2003 IN WHICH COMMERCIAL PAPERS UP TO THE AMOUNT OF EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00) ARE DECLARED TO BE ISSUED.

THE UNDERSIGNED DOES HEREBY DECLARE THAT:

- ALL THE INFORMATION ATTACHED HERETO IS TRUE AND ANY INFORMATION HAS BEEN OMITTED WHEN PREPARING SUCH DOCUMENTATION.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF ANY SIGNIFICANT FACT RELATED TO THIS INFORMATION THAT OCCURS DURING THE PERIOD OF PLACING THE ISSUE.
- WE DO HEREBY BIND TO NOTIFY THE SECURITIES AND EXCHANGE COMMISSION ABOUT THE FINAL ISSUANCE RESULTS UPON ENDING PLACEMENT.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT ANY INFORMATION THIS LATTER MAY REQUEST, INCLUDING PERIODICAL INFORMATION REQUIRED BY ENTITIES WHICH SECURITIES ARE SUBJECT TO PUBLIC OFFER.

THUS, ATTACHED HERETO PLEASE FIND THE INFORMATION DETAILED AS FOLLOWS PURSUANT TO THE PROVISIONS SET FORTH IN THE GUIDELINES:

- CERTIFIED COPY OF THE BOARD OF DIRECTORS AUTHORIZING ISSUANCE OF UNSECURED BONDS, AND REPRESENTATION OF THE PERSON WHO SUBSCRIBES THE PRESENT REQUEST AND SIGNATURES OF THE SECURITIES CORRESPONDING TO SUCH ISSUANCE.
- COPY OF THE GENERAL SHAREHOLDERS' MEETING DATED APRIL 25, 2003.
- SOLE SECURITIES MODEL.
- NEWSPAPER NOTIFICATION MODEL.

- CONTRACT MODEL OF PLACEMENT AGENT.
- PAYMENT AGENT CONTRACT MODEL.
- LETTER ISSUED BY BANCO VENEZOLANO DE CREDITO, ACCEPTING TO ACT AS COMMON REPRESENTATIVE FOR ISSUANCE 2003-I.
- CONTRACT MODEL OF COMMON REPRESENTATIVE.
- LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFYING THAT THERE IS NO CONFLICT OF INTERESTS BETWEEN THE COMPANY AND THE COMMON REPRESENTATIVE.
- LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. REQUESTING APPROVAL BEFORE THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF THE COMMON REPRESENTATIVE APPOINTED THERETO.
- LETTER ISSUED BY THE LEGAL ADVISOR OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFYING THAT THE COMPANY HAS NO LITIGATION OR CLAIM PENDING THAT MAY AFFECT ITS FINANCIAL SITUATION.
- CERTIFICATION OF COMPANY QUALIFICATION ISSUED BY SIEX.
- PRELIMINARY VERSION OF THE PUBLIC OFFER PROSPECTUS.
- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS.

HAVING NO FURTHER MATTER TO DISCUSS AND BEING THANKFUL FOR THE ATTENTION TO THIS DOCUMENT.

SINCERELY, JUAN ANTONIO LOVERA (signed) Illegible. CORPORATE FINANCE VICE-PRESIDENT.

Translator's Note: At the upper right margin there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION. 2003 SEPTEMBER 26 AM 11:44 FILE RECEIVED." At the bottom margin of this letter there is copy of the deposit slip aforementioned. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 11th, 2003.

INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

2003 SEP 26 AM 11:44

ARCHIVO RECIBIDO

CARACAS, 23 de Septiembre de 2003

CIUDADANO
PRESIDENTE Y DEMAS MIEMBROS
DEL DIRECTORIO DE LA COMISION
NACIONAL DE VALORES
SU DESPACHO

ESTIMADO SEÑORES:

YO, JUAN ANTONIO LOVERA, VENEZOLANO, CASADO, MAYOR DE EDAD, DOMICILIADO EN CARACAS, DE PROFESION ADMINISTRADOR, TITULAR DE LA CEDULA DE IDENTIDAD Nº 5.534.882, ACTUANDO EN REPRESENTACION DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., SOCIEDAD MERCANTIL DOMICILIADA EN LA CIUDAD DE CARACAS, INSCRITA POR ANTE EL REGISTRO MERCANTIL A CARGO DEL ANTIGUO JUZGADO DE PRIMERA INSTANCIA EN LO MERCANTIL DEL DISTRITO FEDERAL EN FECHA 31 DE MARZO DE 1950, BAJO EL NUMERO 379, TOMO 1-B (EXPEDIENTE Nº 3.251). SU ÚLTIMA MODIFICACIÓN DE ESTATUTOS FUE INSCRITA EN EL REGISTRO MERCANTIL PRIMERO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA EL 14 DE JULIO 1999, BAJO EL Nº 35 TOMO 141-A-PRO., SUFICIENTEMENTE AUTORIZADO PARA ESTE ACTO POR LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DEL 27 DE JUNIO DE 2003. SOLICITO FORMALMENTE EN NOMBRE DE MI REPRESENTADA, AUTORIZACION PARA REALIZAR OFERTA PUBLICA DE PAPELES COMERCIALES HASTA POR UN MONTO DE OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo).

ASIMISMO, SOLICITO LA INSCRIPCION EN EL REGISTRO NACIONAL DE VALORES DEL ACUERDO DE LA ASAMBLEA ORDINARIA DE ACCIONISTAS CELEBRADA EL 25 DE ABRIL DE 2.003, DONDE SE ACUERDA EMITIR PAPELES COMERCIALES HASTA POR UN MONTO DE OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo) .

MANPA

EL SUSCRITO DECLARA QUE:

- TODA INFORMACION ANEXA ES VERIDICA Y QUE NO SE HA OMITIDO NINGUNA INFORMACION PARA LA REPARACION DE DICHOS RECAUDOS.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, CUALQUIER HECHO DE IMPORTANCIA RELACIONADO CON ESTA INFORMACIÓN QUE OCURRA DURANTE EL PERIODO DE COLOCACION DE LA EMISION.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, LOS RESULTADOS DEFINITIVOS DE LA EMISION UNA VEZ CONCLUIDO SU COLOCACION.

- NOS COMPROMETEMOS A ENVIAR A LA COMISION NACIONAL DE VALORES CUALQUIER INFORMACION QUE ESTA SOLICITE INCLUYENDO LA QUE PERIODICAMENTE SE REQUIERA DE LAS ENTIDADES CUYOS TITULOS VALORES SON OBJETO DE OFERTA PUBLICA

A TAL EFECTO, ANEXO A LA PRESENTE ENCONTRARAN LA INFORMACION QUE A CONTINUACION SE DETALLA DE ACUERDO A LO ESTABLECIDO EN EL INSTRUCTIVO:

- COPIA CERTIFICADA DE LA JUNTA DIRECTIVA QUE AUTORIZA LA EMISION DE OBLIGACIONES QUIROGRAFARIAS, Y LA REPRESENTACION DE LA PERSONA QUE SUSCRIBE LA PRESENTE SOLICITUD Y LAS FIRMAS DE LOS TITULOS CORRESPONDIENTES A LA EMISION.

- COPIA DEL ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 25 DE ABRIL DE 2003.

- MODELO DEL TITULO UNICO.

- MODELO DEL AVISO DE PRENSA.

- MODELO DE CONTRATO DE AGENTE DE COLOCACION.

MANPA

COMISION NACIONAL DE VALORES

2003 SEP 26 AM 11:44

RECIBIDO

- CARTA EMITIDA POR EL BANCO VENEZOLANO DE CREDITO ACEPTANDO ACTUAR COMO REPRESENTANTE COMUN PARA LA EMISION 2.003-I
- MODELO DE CONTRATO DE REPRESENTANTE COMUN.
- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. DONDE CERTIFICA QUE NO EXISTE CONFLICTO DE INTERESES ENTRE LA EMPRESA Y EL REPRESENTANTE COMUN.
- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. SOLICITANDO LA APROBACION ANTE LA COMISION NACIONAL DE VALORES DEL REPRESENTANTE COMUN DESIGNADO.
- CARTA EMITIDA POR EL ASESOR LEGAL DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFICANDO QUE LA EMPRESA NO TIENE LITIGIO O RECLAMACION PENDIENTE QUE AFECTE SU SITUACION FINANCIERA.
- CONSTANCIA DE CALIFICACION DE EMPRESA EMITIDA POR LA SIEX.
- VERSION PRELIMINAR DEL PROSPECTO DE OFERTA PUBLICA.
- INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO.

SIN MAS POR LOS MOMENTOS Y AGRADECIENDO DE ANTEMANO SU ATENCION POR LA PRESENTE.

ATENTAMENTE,

JUAN ANTONIO LOVERA
V.P. CORPORATIVO DE FINANZAS

INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

No. (blank)

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

CERTIFICATE OF CUSTODY

COMMERCIAL PAPER OF

ISSUANCE: (BLANK) SERIES: (BLANK)

MATURITY: (BLANK)

YIELDING: (BLANK)

The present Certificate proves that XXX acquired the amount of ***00000000*** bolivars, which represents ***000***% of one (1) Sole Title amounting to Bs.******00000000****** issued by XXXXX as Commercial Paper at Bearer that is under the custody of the Trust Management of Venezolano de Crédito, S.A. BANCO UNIVERSAL.

The present certificate is transferable and negotiable by assignment carried out at the office premises of the issuer and accepted by this latter.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION AS OF XX, 2002 AS PER RESOLUTION No. XXX.

<u>Translator's note</u>:

At the upper right margin there is a wet seal that reads as follows: "National Securities

and Exchange Commission. 2003 September 26 AM11:45. FILE RECEIVED."------------
The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 11th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

CERTIFICADO DE CUSTODIA
PAPEL COMERCIAL DE

EMISION: SERIE:

VENCIMIENTO:

RENDIMIENTO:

El presente Certificado acredita que XXXXXXXX ha adquirido la cantidad de ***00000000*** Bolivares, que representa el ***000 *** % de un (1) Titulo Unico por un monto de Bs. ******00000000****** emitido por XXXXXXXXXX en forma de Papel Comercial al Portador, que se encuentra en custodia de la Gerencia Fiduciaria del Venezolano de Crèdito, S. A. BANCO UNIVERSAL.

El presente Certificado es transferible y negociable mediante cesiòn realizada en las oficinas del emisor y aceptada por este.

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

AUTORIZADO POR LA COMISION NACIONAL DE VALORES EL XX DE XXX DE 2002 SEGÚN RESOLUCION No.XXXXXX